Exhibit 99.1

Hydro One to build a new transmission line from Chatham to Leamington to support business growth and job creation

LEAMINGTON, June 13, 2019 – Hydro One Inc. (Hydro One), Ontario’s largest electricity transmission and distribution company, today announced it will continue to support expansion of the greenhouse industry in southwestern Ontario through the development and construction of a new 230 kilovolt (kV) transmission line from Chatham to Leamington, as requested by the Independent Electricity System Operator (IESO).

“A safe, strong and reliable transmission system will support economic growth, jobs and a fast-growing industry heavily dependent on electricity,” said Mark Poweska, President and Chief Executive Officer, Hydro One. “We have been listening to our customers and working with our industry partners to support the thriving greenhouse industry and Leamington’s growing economy. This substantial investment to increase the availability of power will allow for more than 40 medium-sized greenhouses to start-up and grow.”

Expected to be completed by the end of 2025, the new line will bring an additional 400 megawatts of power to the area.

“This investment will help to support a fast-growing industry that is contributing $1.5 billion and 10,000 jobs to the Ontario economy,” said Peter Quiring, owner and CEO of NatureFresh Farms in Leamington. “Electricity infrastructure must keep up with this industry’s historic rate of growth – this project will help to keep businesses and jobs in southwestern Ontario and facilitate the construction of approximately 800 acres of new greenhouses with grow lights for year-round growing.”

“We thank Hydro One for partnering with us in advocating for this critical infrastructure,” said Stephen MacKenzie, President and CEO of the Windsor Essex Economic Development Corporation. “Upgrades to the local electricity system are to the betterment of the people and businesses of the Windsor-Essex region and for economic development in Ontario.”

In addition to the new transmission line, Hydro One has already responded to the rapid growth of the greenhouse industry with a multi-stage investment designed to add 600 megawatts to the Leamington area. Approximately $193 million has been approved to be invested in the area to-date through the construction of a new transmission station which was recently completed, a second station which is under construction and a third in the planning stages. Combined with the new transmission line, Hydro One’s work is expected to increase the amount of available power in the region by 1,000 megawatts – or enough to power a city about the size of Ottawa.

Hydro One will start working on the development portion of this project which includes a preliminary engineering design, an estimated cost, public and Indigenous consultation and the Environmental Assessment.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: momentum; continuous improvement; commitment to safety and service; vision and strategy; customer service; reliability and performance; connections; the Company’s transmission and distribution regulatory applications, related decisions and anticipated impacts; ongoing and planned investments, projects and initiatives; dividends; and transition of the Company’s senior management team. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.